Exhibit 18

Calculation of Filing Fee Tables

Form N-14

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(Form Type)

Oaktree Specialty Lending Corporation

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(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial effective date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward

Newly Registered Securities

Fees to Be Paid	Equity	Common Stock, par value $0.01 per share	457(a)	49,000,000(1)	N/A	$325,226,951.49(2)	0.00011020	$35,840.01	—	—	—	—

Fees Previously Paid	—	—	—	—	—	—	—	—	—	—	—	—

	Total Offering Amounts					$325,226,951.49		$35,840.01

	Total Fees Previously Paid							$0.00

	Total Fee Offsets							$0.00

	Net Fee Due							$35,840.01

(1)

The number of shares to be registered represents the maximum number of shares of the Registrant’s common stock estimated to be issuable pursuant to the merger agreement described in the enclosed document. Pursuant to Rule 416, this registration statement also covers additional securities that may be issued as a result of stock splits, stock dividends or similar transactions.

(2)

Estimated solely for the purpose of calculating the registration fee and calculated pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, the proposed maximum aggregate offering price is equal to: (1) $18.69, the book value per share of common stock of Oaktree Strategic Income II, Inc. (the securities to be cancelled in the mergers), multiplied by (2) 17,401,121, the maximum number of shares of common stock of Oaktree Strategic Income II, Inc. that may be exchanged for shares of the registrant’s common stock in accordance with the terms of the merger agreement.